Fact Sheet – Consolidated Financial data, Fourth Quarter, 2009-10

Unaudited Condensed Consolidated Statement of Comprehensive Income for three months ended,

(As per IFRS)

In Rs. Crores, except share data

Particulars	March 31, 2010	March 31, 2009	Growth (%)	December 31, 2009	Growth % in Q4 10 over Q3 10
Revenues	**5,944**	**5,635**	**5.5**	**5,741**	**3.5**
Cost of sales	3,415	3,269	4.5	3,263	4.7
Gross Profit	**2,529**	**2,366**	**6.9**	**2,478**	**2.1**
Operational Expenses:					
Selling and marketing expenses	333	271	22.9	314	6.1
Administration expenses	407	430	(5.3)	380	7.1
Total Operating Expenses	**740**	**701**	**5.6**	**694**	**6.6**
Operating Profit	**1,789**	**1,665**	**7.4**	**1,784**	**0.3**
Other Income	252	252	_	230	9.6
Profit before income taxes	**2,041**	**1,917**	**6.5**	**2,014**	**1.3**
Income tax expense	441	302	46.0	455	(3.1)
Net Profit*	**1,600**	**1,615**	**(0.9)**	**1,559**	**2.6**
Earnings per equity share					
Basic (Rs.)	**28.02**	**28.33**	**(1.1)**	**27.33**	**2.5**
Diluted (Rs.)	**28.00**	**28.29**	**(1.0)**	**27.30**	**2.6**

Unaudited Condensed Consolidated Statement of Comprehensive Income for year ended,

(As per IFRS)

In Rs. Crores, except share data

Particulars	March 31, 2010	March 31, 2009	Growth (%)
Revenues	**22,742**	**21,693**	**4.8**
Cost of sales	13,020	12,535	3.9
Gross Profit	**9,722**	**9,158**	**6.2**
Operational Expenses:			
Selling and marketing expenses	1,184	1,106	7.1
Administration expenses	1,628	1,631	(0.2)
Total Operating Expenses	**2,812**	**2,737**	**2.7**
Operating Profit	**6,910**	**6,421**	**7.6**
Other Income	990	473	109.3
Profit before income taxes	**7,900**	**6,894**	**14.6**
Income tax expense	1,681	919	82.9
Net Profit*	**6,219**	**5,975**	**4.1**
Earnings per equity share			
Basic (Rs.)	**109.02**	**104.89**	**3.9**
Diluted (Rs.)	**108.90**	**104.71**	**4.0**

** Includes income from sale of investments in OnMobile Systems Inc., USA of Rs.48 Crores, net of taxes and transaction costs for the quarter and year ended March 31, 2010.*

Fact Sheet – Consolidated Financial data, Fourth Quarter, 2009-10

Infosys®

Unaudited Condensed Consolidated Statement of Comprehensive Income for three months ended,

(As per IFRS)

Dollars in millions except share data

Particulars	March 31,		Growth (%)	December 31, 2009	Growth % in Q4 10 over Q3 10
	2010	2009			
Revenues	**1,296**	**1,121**	**15.6**	**1,232**	**5.2**
Cost of sales	744	650	14.5	700	6.3
Gross Profit	**552**	**471**	**17.2**	**532**	**3.8**
Operational Expenses:					
Selling and marketing expenses	73	55	32.7	68	7.4
Administration expenses	89	86	3.5	82	8.5
Total Operating Expenses	**162**	**141**	**14.9**	**150**	**8.0**
Operating Profit	**390**	**330**	**18.2**	**382**	**2.1**
Other Income	55	51	7.8	50	10.0
Profit before income taxes	**445**	**381**	**16.8**	**432**	**3.0**
Income tax expense	96	60	60.0	98	(2.0)
Net Profit*	**349**	**321**	**8.7**	**334**	**4.5**
Earnings per equity share					
Basic ($)	**0.61**	**0.56**	**8.9**	**0.59**	**3.4**
Diluted ($)	**0.61**	**0.56**	**8.9**	**0.59**	**3.4**

Unaudited Condensed Consolidated Statement of Comprehensive Income for year ended,

(As per IFRS)

Dollars in millions except share data

Particulars	March 31,		Growth (%)
	2010	2009	
Revenues	**4,804**	**4,663**	**3.0**
Cost of sales	2,749	2,699	1.9
Gross Profit	**2,055**	**1,964**	**4.6**
Operational Expenses:			
Selling and marketing expenses	251	239	5.0
Administration expenses	344	351	(2.0)
Total Operating Expenses	**595**	**590**	**0.8**
Operating Profit	**1,460**	**1,374**	**6.3**
Other Income	209	101	106.9
Profit before income taxes	**1,669**	**1,475**	**13.2**
Income tax expense	356	194	83.5
Net Profit*	**1,313**	**1,281**	**2.5**
Earnings per equity share			
Basic ($)	**2.30**	**2.25**	**2.2**
Diluted ($)	**2.30**	**2.25**	**2.2**

* *Includes income from sale of investments in OnMobile Systems Inc., USA of $11Million, net of taxes and transaction costs for the quarter and year ended March 31, 2010.*

Fact Sheet – Consolidated Financial data, Fourth Quarter, 2009-10

Infosys®

REVENUE BY GEOGRAPHICAL SEGMENT	Quarter ended			Year Ended	
	Mar 31, 2010 %	Dec 31, 2009 %	Mar 31, 2009 %	Mar 31, 2010 %	Mar 31, 2009 %
North America	66.1	66.6	64.6	65.8	63.2
Europe	22.5	21.9	24.3	23.0	26.4
India	1.4	1.2	1.6	1.2	1.3
Rest of the world	10.0	10.3	9.5	10.0	9.1
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

REVENUE BY SERVICE OFFERING	Quarter ended			Year Ended	
	Mar 31, 2010 %	Dec 31, 2009 %	Mar 31, 2009 %	Mar 31, 2010 %	Mar 31, 2009 %
Services					
Application Development and Maintenance	39.6	42.3	40.9	41.3	42.4
Application Development	*16.8*	*17.8*	*19.2*	*18.0*	*20.5*
Application Maintenance	*22.8*	*24.5*	*21.7*	*23.3*	*21.9*
Business Process Management	6.2	5.9	6.0	6.1	6.0
Consulting Services and Package Implementation	26.0	23.3	25.4	24.4	24.9
Infrastructure Management	7.2	7.1	7.0	7.2	6.3
Product Engineering Services	1.8	2.4	2.6	2.2	2.2
System Integration	4.5	4.1	3.7	4.2	3.6
Testing Services	6.6	6.5	6.3	6.4	6.8
Others	3.1	4.5	4.1	4.0	3.9
Total services	**95.0**	**96.1**	**96.0**	**95.8**	**96.1**
Products	5.0	3.9	4.0	4.2	3.9
Total revenues	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

REVENUE BY PROJECT TYPE*	Quarter ended			Year Ended	
	Mar 31, 2010 %	Dec 31, 2009 %	Mar 31, 2009 %	Mar 31, 2010 %	Mar 31, 2009 %
Fixed Price	39.5	38.3	38.3	38.5	35.4
Time & Materials	60.5	61.7	61.7	61.5	64.6
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

* *Excluding products*

Fact Sheet – Consolidated Financial data, Fourth Quarter, 2009-10

Infosys®

REVENUE BY INDUSTRY	Quarter ended			Year Ended	
	Mar 31, 2010 %	Dec 31, 2009 %	Mar 31, 2009 %	Mar 31, 2010 %	Mar 31, 2009 %
Insurance, banking & financial	34.8	34.6	33.0	34.0	33.9
Insurance	*7.7*	*8.5*	*7.3*	*7.7*	*7.2*
Banking & financial services	*27.1*	*26.1*	*25.7*	*26.3*	*26.7*
Manufacturing	20.2	19.3	20.8	19.8	19.7
Retail	13.0	13.1	13.5	13.3	12.6
Telecom	15.3	16.2	16.7	16.1	18.1
Energy & Utilities	5.8	6.1	5.9	5.9	5.7
Transportation & logistics	1.8	1.8	2.3	2.0	2.3
Services	4.9	5.1	5.0	5.0	5.2
Others	4.2	3.8	2.8	3.9	2.5
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

CLIENT DATA	Quarter ended			Year ended	
	Mar 31, 2010	Dec 31, 2009	Mar 31, 2009	Mar 31, 2010	Mar 31, 2009
Number of Clients					
Active	575	568	579	575	579
Added during the period	47	32	37	141	156
Accounting for > 5% of revenue	–	–	1	–	1
Number of million* dollar clients					
1 Million dollar +	338	336	327	338	327
5 Million dollar +	159	152	151	159	151
10 Million dollar +	97	93	101	97	101
20 Million dollar +	59	60	59	59	59
30 Million dollar +	41	41	39	41	39
40 Million dollar +	33	33	30	33	30
50 Million dollar +	26	22	20	26	20
60 Million dollar +	16	14	16	16	16
70 Million dollar +	12	12	12	12	12
80 Million dollar +	10	9	10	10	10
90 Million dollar +	8	7	7	8	7
100 Million dollar +	6	6	4	6	4
200 Million dollar +	1	2	1	1	1
300 Million dollar +	–	–	1	–	1
Client contribution to revenue					
Top client	4.6%	4.7%	5.7%	4.6%	6.9%
Top 5 clients	15.8%	17.6%	17.2%	16.4%	18.0%
Top 10 clients	25.8%	27.5%	26.8%	26.2%	27.7%
Repeat business	95.4%	97.0%	95.9%	97.3%	97.6%
Account receivables – LTM (in days)	59	57	62	59	62

"LTM" – Last Twelve Months
* LTM Revenues

Fact Sheet – Consolidated Financial data, Fourth Quarter, 2009-10

Infosys®

EFFORT AND UTILIZATION					
	Quarter ended			Year Ended	
	Mar 31, 2010 %	Dec 31, 2009 %	Mar 31, 2009 %	Mar 31, 2010 %	Mar 31, 2009 %
Effort					
Onsite	22.6	22.5	23.0	22.6	23.6
Offshore	77.4	77.5	77.0	77.4	76.4
Revenue					
Onsite	46.0	46.1	46.2	46.1	46.7
Offshore	54.0	53.9	53.8	53.9	53.3
Utilization					
Including trainees	69.3	68.8	67.6	68.1	68.6
Excluding trainees	77.1	76.2	74.5	74.4	73.7

PERSON MONTHS DATA					
	Quarter ended			Year Ended	
	Mar 31, 2010	Dec 31, 2009	Mar 31, 2009	Mar 31, 2010	Mar 31, 2009
Billed – Onsite	49,347	46,925	45,342	185,534	182,561
– Offshore	169,340	162,055	1,51,746	636,369	591,137
TOTAL	**218,687**	**208,980**	**1,97,088**	**821,903**	**773,698**
Non Billable	64,942	65,234	67,563	283,246	275,635
Trainee	31,766	29,603	26,779	101,239	78,801
Sales & Support	16,672	16,803	17,106	68,302	59,846
TOTAL	**332,067**	**320,620**	**3,08,536**	**1,274,690**	**1,187,980**

CONSOLIDATED IT SERVICES										
	Quarter ended						Year Ended			
	Mar31, 2010	Sequential growth %	Dec 31, 2009	Sequential growth %	Mar 31, 2009	Sequential growth %	Mar 31, 2010	Sequential growth %	Mar 31, 2009	Sequential growth %
	Effort – (Person Months)									
Onsite	49,183	5.3	46,686	5.1	45,169	(1.5)	184,535	1.5	181,811	9.8
Offshore	122,049	5.2	116,069	6.5	106,399	(1.3)	452,801	9.0	415,550	16.3
Total	**171,232**	**5.2**	**162,755**	**6.1**	**151,568**	**(1.4)**	**637,336**	**6.7**	**597,361**	**14.3**
	Revenue – ($ million)									
Onsite	592.04	4.7	565.25	7.2	515.80	(3.4)	2,203.02	1.5	2,169.51	7.8
Offshore	558.41	2.4	545.40	7.3	493.17	(5.3)	2,102.32	3.4	2,033.04	14.2
Total	**1,150.45**	**3.6**	**1110.65**	**7.2**	**1,008.97**	**(4.3)**	**4,305.34**	**2.4**	**4,202.55**	**10.8**

Fact Sheet – Consolidated Financial data, Fourth Quarter, 2009-10

Infosys®

EMPLOYEE METRICS					
	Quarter ended			Year ended	
	Mar 31, 2010	Dec 31, 2009	Mar 31, 2009	Mar 31, 2010	Mar 31, 2009
Total Employees	1,13,796	1,09,882	1,04,850	1,13,796	1,04,850
S/W professionals	1,06,864	1,03,476	97,349	1,06,864	97,349
Billable	*93,254*	*89,086*	*86,306*	*93,254*	*86,306*
Banking Product Group	*4,730*	*4,345*	*2,349*	*4,730*	*2,349*
Trainees	*8,880*	*10,045*	*8,694*	*8,880*	*8,694*
Sales & Support	6,932	6,406	7,501	6,932	7,501
Gross Addition	9,313	8,719	4,935	27,639	28,231
Net Addition	3,914	4,429	1,772	8,946	13,663
Lateral Employees	2,041	1,420	659	4,895	5,796
Attrition % (LTM)*	13.4%	11.6%	11.1%	13.4%	11.1%

* *Excluding subsidiaries*

EMPLOYEE METRICS – SUBSIDIARIES					
Total Employees	Quarter ended			Year ended	
	Mar 31, 2010	Dec 31, 2009	Mar 31, 2009	Mar 31, 2010	Mar 31, 2009
Infosys BPO Limited – consolidated	17,932	16,874	17,080	17,932	17,080
Infosys Technologies (Australia) Pty. Limited – Consolidated	362	346	341	362	341
Infosys Technologies (China) Company Limited	1,765	1,619	1,053	1,765	1,053
Infosys Consulting, Inc. – Consolidated	594	567	304	594	304
Infosys Technologies, S.De R.L. De C V., Mexico	346	311	221	346	221
Infosys Technologies(Sweden) AB	20	20	–	20	–
Infosys Tecnologia Do Brasil LTDA	89	47	–	89	–

INFRASTRUCTURE (as on Mar 31, 2010)					
	Completed		Work in Progress		Land acquired during the Qtr (acres)
	Built-up Area (Sq. Ft.)	No. of Seats	Built-up Area (Sq. Ft.)	No. of Seats	
Bangalore	42,94,728	28,905	–	–	–
Bhubaneshwar	8,69,098	4,018	–	–	–
Chandigarh	12,26,033	6,089	–	–	–
Chennai	26,09,435	15,326	6,80,440	6,021	–
Gurgaon	96,406	1,168	–	–	–
Hyderabad	18,73,209	9,682	3,51,194	2,446	3.23
Jaipur	4,52,139	4,337	–	–	–
Mangalore	6,92,225	4,682	1,37,979	–	–
Mauritius	7,275	60	–	–	–
Mysore (including ILI)*	85,11,042	5,619	3,79,690	3,000	0.34
Pune	44,60,790	24,314	1,31,248	–	–
Thiruvananthapuram	4,11,319	3,131	2,00,366	1,975	–
Total	**2,55,03,699**	**1,07,331**	**18,80,917**	**13,442**	**3.57**

* *Infosys Leadership Institute*

Fact Sheet – Consolidated Financial data, Fourth Quarter, 2009-10

Infosys®

RUPEE DOLLAR RATE (Rs)					
	Quarter ended			Year ended	
	Mar 31, 2010	Dec 31, 2009	Mar 31, 2009	Mar 31, 2010	Mar 31, 2009
Period closing rate	44.90	46.53	50.72	44.90	50.72
Period average rate	45.91	46.62	50.24	47.44	46.54

PERFORMANCE AS AGAINST GUIDANCE – IFRS		
For Quarter ending Mar 31, 2010	**Guidance**	**Actual**
Revenue (Rs. Crores)	5,675 – 5,721	5,944
EPS (Rs.)	25.42 – 25.63	28.02
For Year ending Mar 31, 2010		
Revenue (Rs. Crores)	22,473 – 22,519	22,742
EPS (Rs.)	106.42 – 106.63	109.02

PERFORMANCE AS AGAINST GUIDANCE – IFRS			
For Quarter ending Mar 31, 2010	**Guidance provided on January 12, 2010**	**Guidance restated for constant currency***	**Actual**
Revenue (US $ Million)	1,240 – 1,250	1,233 – 1,243	1,296
Basic EPADS (US $)	0.56		0.61
For Year ending Mar 31, 2010			
Revenue (Rs. Crores)	4,748 – 4,758	4,741 – 4,751	4,804
EPS (Rs.)	2.26		2.30

*Currency rates:

Currency	Rate assumed in guidance	Average rate for the quarter	Average rate for the Year
GBP	1.61	1.56	1.60
EURO	1.44	1.39	1.41
AUD	0.90	0.90	0.85

SUBSIDIARIES PERFORMANCE (US $ Mn)				
	Quarter ended, Mar 31 2010		Year ended, Mar 31 2010	
	Revenue	Net Income	Revenue	Net Income
Infosys BPO Limited – consolidated	80.67	12.67	293.38	50.75
Infosys Technologies (Australia) Pty. Limited – Consolidated	40.89	2.21	150.40	9.79
Infosys Consulting, Inc. – Consolidated	35.90	23.74	98.65	23.26
Infosys Technologies (China) Company Limited	14.05	1.78	47.88	9.23
Infosys Technologies, S.De R.L. De C V., Mexico	3.71	(0.68)	14.86	(0.10)
Infosys Technologies (Sweden) AB	0.62	0.02	2.22	0.07
Infosys Tecnologia Do Brasil LTDA	1.20	(0.67)	1.78	(1.61)
Infosys Public Services Inc.	–	(0.03)	–	(0.03)

Fact Sheet – Consolidated Financial data, Fourth Quarter, 2009-10

Infosys®

Constant Currency Reporting

Reported revenues	Q1 09	Q2 09	Q3 09	Q4 09	Q1 10	Q2 10	Q3 10	Q4 10
Revenue ($ mn)	1,155	1,216	1,171	1,121	1,122	1,154	1,232	1,296
Sequential growth %	1.1	5.3	(3.7)	(4.3)	0.1	2.8	6.8	5.2
YoY growth %	24.4	19.0	8.0	(1.8)	(2.9)	(5.1)	5.2	15.6

Constant currency–Q o Q	Q1 09	Q2 09	Q3 09	Q4 09	Q1 10	Q2 10	Q3 10	Q4 10
Revenue ($ mn)	1,152	1,236	1,228	1,134	1,100	1,136	1,221	1,307
Sequential growth (%)	0.8	7.1	1.0	(3.2)	(1.9)	1.2	5.8	6.1

Constant currency – YoY	Q1 09	Q2 09	Q3 09	Q4 09	Q1 10	Q2 10	Q3 10	Q4 10
Revenue ($ mn)	1,135	1,221	1,242	1,209	1,186	1,177	1,194	1,253
YoY growth (%)	22.2	19.3	14.6	5.9	2.6	(3.2)	1.9	11.8

Notes:

Basis of computation

1. *Rates are as per the noon buying rate of Federal Reserve New York till March 2009 and as per FEDAI rates beginning April 1, 2009*
2. *Average rates for major global currencies:*

Average rate of USD	Q1 09	Q2 09	Q3 09	Q4 09	FY 09	Q1 10	Q2 10	Q3 10	Q4 10	FY 10
AUD	0.95	0.87	0.67	0.66	0.78	0.76	0.83	0.91	0.90	0.85
EURO	1.56	1.49	1.32	1.29	1.41	1.36	1.43	1.48	1.39	1.41
GBP	1.98	1.87	1.54	1.43	1.69	1.55	1.64	1.64	1.56	1.60

3. *Proportion of revenues from major global currencies:*

Revenue by currency (%)	Q1 09	Q2 09	Q3 09	Q4 09	FY 09	Q1 10	Q2 10	Q3 10	Q4 10	FY 10
AUD	4.9	4.4	4.2	4.8	4.6	5.1	5.9	6.3	5.9	5.8
EURO	7.0	7.2	6.7	7.7	7.1	7.8	7.3	6.6	6.2	6.9
GBP	16.5	13.3	11.0	9.8	12.7	10.0	9.7	8.4	8.7	9.2

Q4 2010

Geographical Segment – Growth

North America grew by 4.4% sequentially; and 4.5% in constant currency.
Europe grew by 7.9% sequentially; and 11.8% in constant currency.
Rest of the world grew by1.7 % sequentially; grew by 2.3% in constant currency.

Industry Segment – Growth

BFSI grew 5.9% sequentially; and 6.7% in constant currency.
Manufacturing grew by 10.2% sequentially; and 11.3% in constant currency.
Retail grew by 3.9 % sequentially; and 4.8% in constant currency.
Telecom declined by 0.5 % sequentially; and grew by 1.2% in constant currency.
Others grew by 4.5% sequentially; and 5.0% in constant currency.

Q3 2010

Geographical Segment – Growth

North America grew by 7.8% sequentially; and 7.7% in constant currency.
Europe grew by 0.9% sequentially; and was flat in constant currency.
Rest of the world grew by 14.3% sequentially; grew by 7.9% in constant currency.

Industry Segment – Growth

BFSI grew 10.1% sequentially; and 9.4% in constant currency.
Manufacturing grew by 6.3% sequentially; and 5.8% in constant currency.
Retail declined by 0.7% sequentially; and 0.9% in constant currency.
Telecom grew by 6.9% sequentially; and 4.2% in constant currency.
Others grew by 6.6% sequentially; and 6.0% in constant currency.